

April 2, 2024

Hok Wai Alex Ko
Chief Executive Officer
PS International Group Ltd.
Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

> **Re: PS International Group Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted March 19, 2024**
> **CIK No. 0001997201**

Dear Hok Wai Alex Ko:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1. We note your revised disclosure in response to prior comment 4 and reissue it in part. Please revise to disclose your intentions to distribute earnings or settle amounts. In addition, please expand your disclosure to discuss whether there are any restrictions or limitations under the laws of BVI or Hong Kong on the distribution of earnings. In that regard, we note your risk factor disclosure on page 63.

Summary of the Proxy Statement/Prospectus
Regulatory Matters, page 35

2. We note your revised disclosure in response to prior comment 13 states that PSI's legal advisor, Grandall Law Firm (Beijing), is of the opinion that PSI is not required to obtain any licenses, approvals or prior permission from any PRC governmental authorities. Please file a consent of counsel. In addition, please describe in this section the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Transfer of Cash to and from the Operating Subsidiaries, page 36

3. We reissue prior comment 14 in part. Describe here any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. In addition, discuss whether there are any restrictions or limitations under the laws of BVI or Hong Kong on the distribution of earnings, including on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Summary of Risk Factor
Risks Related to Doing Business in the Jurisdictions in Which PSI's Operating Subsidiaries Operate, page 37

4. Please revise to include cross-references to the more detailed discussion of each of these risks in the prospectus.

Our business, financial condition and results of operations, and/or the value of our ordinary shares..., page 58

5. We note your revised disclosure in response to prior comment 18 states that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China based issuers. Please revise here and elsewhere as applicable, including your prospectus cover page, to also acknowledge any risks that the Chinese government may exert more control over foreign investment in Hong Kong.

Risk Factors
The Sponsor, AIB's directors, officers, advisors, and their affiliates may elect to purchase AIB Public Shares prior to the consummation..., page 71

6. We note your revised disclosure in response to prior comment 12 states that the proxy statement/prospectus includes a representation that any AIB Ordinary Shares or Public Rights purchased by the Sponsor, AIB's directors, officers, advisors and their affiliates would not be voted in favor of approving the Business Combination, but we are unable to locate such representation. Please revise or advise. In addition, please reconcile this disclosure with your disclosure on page 31 and elsewhere that pursuant to the Insider Letter Agreement, the AIB Initial Shareholders agreed to vote their Founder Shares, Private Shares and any Public Shares purchased during or after AIB's IPO in favor of the Business Combination.

The Amended Pubco Charter designate specific courts in Cayman Islands and the United States as the exclusive forum for certain litigation, page 93

7. We note your revised disclosure in response to prior comment 32. Please revise your disclosure to describe the full scope of the provision. In that regard, we note that the Amended and Restated Articles of Incorporation, included as Annex B, provide that if the United States District Court for the Southern District of New York lacks subject matter jurisdiction, the state courts in New York County, New York shall be the exclusive forum within the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations of PSI International Group Ltd., page 197

8. We reviewed your response to comment 26. The statement in your response that "credit losses are not directly tied to specific operating activities" is inconsistent with your footnote disclosure that accounts receivable written-off are recognized in the statement of operations within operating expenses. You recognized an allowance for expected credit loss of $288,110 in 2020 and $216,138 in 2021 in general and administrative expenses. However, you recognized the reversal of the allowance for expected credit loss of $561,869 in 2022 in Other income. You also recognized bad debt expense of $99,975 in 2020 and $47,088 in 2021 in general and administrative expenses. Yet, you recognized Bad debt recovered of $58,957 in 2021 within Other income. Please revise to reclassify the reversal of the allowance for expected credit losses and bad debt expense recovered within general and administrative expenses, or tell us why you believe your current presentation is appropriate.

Management of Pubco Following the Business Combination, page 222

9. Please file the consent of each director appointee as an exhibit to your proxy/registration statement. See Rule 438 of the Securities Act.

Annex D, page D-1

10.   We note you have filed a draft Fairness Opinion in response to prior comment 33. Please file the complete final opinion delivered to the board.

Financial Statements
Note 2 — Summary of Significant Accounting Policies
Related Party, page F-64

11.   We reviewed your response to comment 36. You state in your response that the related party amounts for the years ended December 31, 2021 and 2022 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction. The mutual agreement of a price for each transaction does not adequately address our original comment. Please disclose whether related party transactions were carried out on an arm's length basis and were no less favorable or unfavorable to you than those to unaffiliated third parties. Refer to ASC 850-10-50-5.

    Please contact Gus Rodriguez at 202-551-3752 or Mark Wojciechowski at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Cai